UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 5)1

NEWMARKET CORPORATION

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

651587 10 7 (CUSIP NUMBER)

December 31, 2006

(Date of event which requires filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

[1]

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 5 Pages

CUSIP NO. 651587 10 7	13G	Page 2 of 5 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Entities Only)

Floyd D. Gottwald, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
Yes (a) ☐
No (b) ☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION*

U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER

800,965
6 SHARED VOTING POWER

0
7 SOLE DISPOSITIVE POWER

800,965
8 SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

800,965
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☒

43,720 shares held by a charitable foundation and an aggregate of 591,296 shares owned by the Reporting Person’s adult sons (including shares as to which the adult sons have shared dispositive and voting power)

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

4.63%
12	TYPE OF REPORTING PERSON*

IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

Page 2 of 5 Pages

Item 1	(a)	Name of Issuer:

NEWMARKET CORPORATION

Item 1	(b)	Address of Issuer’s Principal Executive Offices:

330 South Fourth Street, Richmond, Virginia 23219

Item 2	(a)	Name of Persons Filing:

Floyd D. Gottwald, Jr.

Item 2	(b)	Address of Principal Business Office or, if None, Residence:

330 South Fourth Street, Richmond, Virginia 23219

Item 2	(c)	Citizenship:

U.S.

Item 2	(d)	Title of Class of Securities:

Common Stock

Item 2	(e)	CUSIP Number:

651587-10-7

Item 3		If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c):

Not applicable

Page 3 of 5 Pages

Item 4	Ownership:

(a) Amount Beneficially Owned*

844,685

(b) Percent of Class:

4.88%

(c) Number of shares as to which such person has:

(i) sole power to vote or to direct the vote

800,965

(ii) shared power to vote or to direct the vote

43,720 (1)

(iii) sole power to dispose of or to direct the disposition of

800,965

(iv) shared power to dispose of or to direct the disposition of

43,720 (1)

*       This amount does not include an aggregate of 591,296 (3.42%) shares of the Issuer’s Common Stock, beneficially owned by the adult sons of Floyd D. Gottwald, Jr. Floyd D. Gottwald, Jr. and his adult sons have no agreement with respect to the acquisition, retention, disposition or voting of the Issuer’s Common Stock. The filing of this statement on Schedule 13G shall not be construed as an admission that, for the purposes of Section 13(d) or 13(g) of the Exchange Act, Floyd D. Gottwald, Jr. is the beneficial owner of the 43,720 shares described in Items 4(c)(ii) and (iv). See Item 6 below.

(1)    This amount includes 43,720 shares owned by a charitable foundation for which Floyd D. Gottwald, Jr. serves as one of the directors. Floyd D. Gottwald, Jr. disclaims any beneficial interest in any shares held in the foundation.

Item 5	Ownership of Five Percent or Less of a Class:

	If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following.	☒

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

Other persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of 43,720 of the shares described in Items 4(c)(ii) and (iv). However, none of such persons’ individual interest relates to more than five percent of the class of securities for which this statement on Schedule 13G is filed.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

Not applicable

Item 8	Identification and Classification of Members of the Group:

Not applicable

Item 9	Notice of Dissolution of Group:

Not applicable

Item 10	Certifications:

Not applicable

Page 4 of 5 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement on Schedule 13G is true, complete and correct.

Dated: February 6, 2007
/s/ Floyd D. Gottwald, Jr.
Floyd D. Gottwald, Jr.

Page 5 of 5 Pages